SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report: November 5, 2003
(Date of earliest event reported)

D E E R E & C O M P A N Y
(Exact name of registrant as specified in charter)

DELAWARE
(State or other jurisdiction of incorporation)

1-4121
(Commission File Number)

36-2382580
(IRS Employer Identification No.)

One John Deere Place
Moline, Illinois 61265
(Address of principal executive offices and zip code)

(309)765-8000
(Registrant's telephone number, including area code)

_____
(Former name or former address, if changed since last report.)

Item 5. Other Events



Deere & Company
One John Deere Place
Moline, IL 61265 USA
Phone: 309-765-8000
www.deere.com

Deere Sells Stake in Rental Company

   MOLINE, Illinois (November 5, 2003) – Deere & Company today announced that Sunstate Equipment Co., LLC purchased Deere's minority investment in Sunstate. As a result of the sale, Deere expects to record a pretax gain of approximately $30 million, or $22 million after-tax, in the fiscal first quarter of 2004. Sunstate, based in Phoenix, Arizona, is engaged in the equipment rental business. Terms of the sale were not disclosed.

Signature

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.


DEERE & COMPANY


By: */s/ JAMES H. BECHT*
        James H. Becht
        Secretary

Dated: November 6, 2003